December 22, 2006

FOIA confidential treatment requested by

MQ Associates, Inc pursuant to

17 C.F.R. 200.83

Tia Jenkins

Senior Assistant Chief Accountant

Office of Emerging Growth Companies

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Ms. Jenkins,

This is to advise you that pursuant to 17 C.F.R 200.83, MQ Associates, Inc., (also referred to as “MQ,” “we,” “our” and the “Company”) requests confidential treatment under the Freedom of Information Act of selected portions of this letter as marked.

In accordance with the forgoing regulation, please promptly notify our General Counsel, Todd W. Latz, of any request under the Freedom of Information Act for access to the selected portions of this letter for which MQ requests confidentiality.  Any such notification should be directed to Mr. Latz at the following address:  MQ Associates, Inc., 3480 Preston Ridge Road, Suite 600, Alpharetta, Georgia 30005.  In addition, he can be reached by telephone at (678) 992-7338.  Any questions related to the requests for confidential treatment, and all other notices issued with respect thereto, should be so directed.

On behalf of MQ, I submit this letter in response to the comments of the staff of the Securities and Exchange Commission (“SEC Staff”) in your letter dated November 9, 2006.  In that letter you issued six comments and requested that we revise our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “2004 Form 10-K”), and advise you as to timing of our amendments to the Forms 10-K for the fiscal years ended December 31, 2001 and 2000 and Forms 10-Q for each of the three quarterly periods in 2003.

We have reproduced each comment below retaining the numbering from the November 9, 2006 comment letter.  The text of each comment appears in italics and our response immediately follows.  Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the 2004 Form 10-K.  Unless otherwise indicated, all references to page numbers and captions correspond to the page numbers and captions in the 2004 Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2004

General

1.              We note that you reached settlement with greater than 99.5% of your public investors, which released you from any and all claims and matters relating to and arising from your restatements.  Please tell us whether the notes are freely transferable, and if so, whether any potential purchaser of the notes would receive the notes subject to the release of claims.  Further, tell us about the claim rights of the approximately 0.5% of your public investors that did not provide a release and the availability of restatement information to that investor group.

The 11 7/8% Senior Subordinated Notes and the 12 1/4% Discount Notes (collectively the “Notes”) are freely transferable as long as they are not held by one of our affiliates.  We know of no affiliate that holds the Notes.  As disclosed in our SEC filings, we conducted a consent solicitation of the holders of Notes.  Pursuant to the consent solicitation Noteholders waived all defaults associated with our failure to comply with the financial reporting and related delivery covenants in the indentures governing those Notes.  In addition, each consenting Noteholder also released us and certain other enumerated persons from any and all claims and matters referring to, relating to, or arising from our restatement of our previously filed financial statements, including any governmental investigations.  Subsequent purchasers of the Notes take possession subject to the waivers of all defaults from a contractual law perspective as well as the changes in the indenture and cannot claim an event of default exists.  * * * FOIA confidential treatment requested by MQ Associates, Inc. pursuant to C.F.R. 200.83 * * *  We wish to clarify for the SEC Staff that the 0.5% Noteholders were able to request any additional information deemed necessary for making an investment decision at the time of the consent solicitation.

Financial Statements

Notes to Financial Statements

Note 2 — Prior Period Restatement — page 75

2.              We note your response to prior comments one through three.  While we note the remedial actions taken by management as a result of the restatement, we continue to believe that amendment of your periodic reports to provide additional details regarding the restatements is necessary to provide fair and complete disclosure.  While we note your statement that the noteholders were able to request additional information regarding the restatements prior to the completion of this process, we believe that all registrants have an obligation under the Exchange Act to provide complete disclosure regarding material events, and that your current disclosures regarding the restatements are incomplete.  Accordingly, please amend your Form 10-K to include key portions of your responses to prior comments one through three.  While it may not be necessary to provide all of the information included in your supplemental response, we believe that the revised disclosures should include additional details regarding the nature and effect of each specific category of restatement, such as that which was provided in your response to prior comment one, along with the specific nature of the revisions made to your policies and procedures regarding revenue, accounts receivable, accounts payable and property and equipment.

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Response to SEC Staff Comment 2 is combined with the response to SEC Staff Comment 6, which is included below.

Allowances for Contractual Adjustments and Doubtful Accounts Adjustment, page 78

3.               We reviewed your response to our prior comment two.  Please amend your Form 10-K to include sufficient detail to enable current and prospective investors evaluate the factors contributing to your restatements.  Also, revise to include portions of your response as it relates to why you believe your accounts receivable and revenue are now fairly stated.

Pursuant to discussions with SEC Staff, we have attached as Exhibit A to this response letter proposed language to be included in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation in our Form 10-K for the fiscal year ending December 31, 2006.

Property and Equipment Adjustments, page 78

4.               We note your response to prior comment three.  Please revise your disclosure to include the reconciliation of your property and equipment balances as stated in your supplemental response.  We note that it appears that no disclosure was made regarding the reclassification of CIP from other long-term assets, and that the reclassification disclosure noted on page 87 represents boilerplate disclosure that provides no information regarding the amounts actually reclassified.

Response to SEC Staff Comment 4 is combined with the response to SEC Staff Comment 6, which is included below.

1934 Act Periodic Reports

5.               We note your response to prior comment four.  We continue to believe that the revised financial statements and related disclosures for the years ended December 31, 2001 and December 31, 2000 should be provided in accordance with Rule 3-03(c) of Regulation S-X.  Irrespective of the timing of the periods affected, we believe that previously filed financial statements must be amended if the financial statements have been materially restated.  If you believe that the revised financial statements for these periods do not need to be provided because the amounts are not material to the financial statements taken as a whole, please provide us with your analysis supporting this conclusion.  Tell us how you evaluated the materiality of the restatements considering Staff Accounting Bulletins No. 99 and 108 and other guidance as applicable.

Response to SEC Staff Comment 5 is combined with the response to SEC Staff Comment 6, which is included below.

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6.               We note your response to prior comment five, including your statement that quarterly information for the 2003 quarterly periods is disclosed as part of Note 21 to the financial statements.  We note that the data referenced does not provide the effect of the restatements for the quarterly periods in 2003 with respect to the balance sheet and statement of cash flows.  In addition, this disclosure does not provide any analysis with respect to the 2002 quarterly periods.  Accordingly, we continue to believe that restated financial statements and related disclosures for each of these periods should be provided.  Please advise or revise accordingly.

Pursuant to discussions with Sondra Stokes of the Division’s Office of the Chief Accountant on November 20, 2006 and previous discussions with members of the SEC Staff, the SEC Staff agreed that the Company would not amend its 2004 Form 10-K, or file revised financial statements and related disclosures for the years ended December 31, 2001 and 2000 or the 2003 and 2002 quarterly periods and we agreed with the SEC Staff to expand the disclosure in Item 6 — Selected Financial Data in our Form 10-K for the fiscal year ending December 31, 2006 to address comments in the SEC Staff’s November 9, 2006 comment letter in light of our settlement with Noteholders, * * * FOIA confidential treatment requested by MQ Associates, Inc. pursuant to C.F.R. 200.83 * * *, our belief that full financial information for the periods identified by the SEC Staff is not material to an informed investment decision as it is not required disclosure in a Form S-1 offering the same Notes to the public, and our belief that the Notes will be held of record by less than 300 persons thus automatically suspending our obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act at the end of the year. A draft of the additional disclosure is included as Exhibit B to this response letter.

If you have any questions or comments relating to this correspondence, please do not hesitate to contact me at (678) 992-7389 or William L. Tolbert, Jr. of Jenner & Block LLP at (740) 633-9500.

Sincerely,

/s/ C. Christian Winkle
C. Christian Winkle
Chief Executive Officer

cc:	Brian K. Bhandari
Staff Accountant
Securities and Exchange Commission

Carlton Tartar
Assistant Chief Accountant
Securities and Exchange Commission

William L. Tolbert, Jr.
Jenner & Block, LLP

Derek Wallen
O’Melveny & Meyers, LLP

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EXHIBIT A

In response to SEC Staff Comment 3, we will include the following excerpt in our Annual Report on Form 10-K for the year ending December 31, 2006, which is marked to show changes from the disclosure included in our Annual Report on Form 10-K for the year ended December 31, 2005.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

Our revenue is generated by providing services to patients and other healthcare providers. Generally, we directly bill patients or third-party payors (e.g. Medicare, Medicaid, commercial payors and workers’ compensation funds) on a fee-for-service basis. Patient services revenue is recognized net of contractual adjustments, which represent the difference between the fee we charge for a procedure and what we will ultimately collect from third party payors. For the year ended December 31, 2005, approximately 54.5% of our gross patient revenues came from managed care and commercial payors, 36.8% from government payors and 8.7% from other sources, including gross revenue from patients who were not insured. We have over 360 different contracts with commercial payors, and no single commercial payor accounted for more than 10.0% of our gross revenue for the year ended December 31, 2005. These contracts describe the negotiated fees to be paid by each payor for the diagnostic imaging services we provide to their members, who are our patients.

We estimate the allowance for contractual adjustments and doubtful accounts ~~utilizing~~using ~~an~~ analys~~i~~es that include evaluations by payor class, short-term and long-term collection trends and matching of patient charges with subsequent collections and adjudication.  We also review the contractual adjustment rate reflected in the statement of operations ~~to~~in conjunction with the balance sheet reserve rate.  This analytic process is validated by an account liquidation analysis that quantifies the actual amount collected against accounts outstanding as of a specific date. ~~considers historical data consisting of gross charges, claim adjudication, cash receipts and refunds.~~ Based upon ~~that~~ these ~~analysis~~analyses, management estimates the anticipated collection rate for gross charges outstanding as of the balance sheet date and recognizes the required change in the allowance for contractual adjustments and doubtful accounts as a charge to gross patient revenue for the period.

EXHIBIT B

Item 6. Selected Financial Data

The following table sets forth our selected historical consolidated financial data and other data. The selected consolidated historical financial data set forth below should be read in conjunction with and is qualified in its entirety by reference to Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the audited consolidated financial statements and the related notes located elsewhere in this report. The selected consolidated financial data as of and for the years ended December 31, 2006, 2005, 2004, 2003, and 2002 have been derived from financial statements audited by PricewaterhouseCoopers LLP.  The selected consolidated financial data for 2001 and 2000 have been restated as reflected and described in our 2004 Annual Report on Form 10-K (the “2004 Annual Report”).

	Fiscal year ended December 31,(1)
	2006	2005	2004	2003	2002	2001	2000
	(in millions)
Statement of operations data:
Net revenues from services		$293.0	$274.6	$238.6	$200.3	$132.8	$78.8
Costs and expenses:
Cost of services		136.1	124.5	106.7	90.5	60.7	35.9
Marketing, general and administrative expenses		104.9	101.5	81.5	65.4	50.2	22.2
Loss on disposal of assets		1.6	1.6	0.2	0.2	—	—
Depreciation and amortization(2)		35.9	31.5	27.5	23.4	17.6	10.9
Income from operations		14.5	15.5	22.7	20.8	4.3	9.8
Interest expense, net		41.0	30.4	24.3	26.6	8.3	4.8
Equity in earnings of unconsolidated joint ventures		(0.3)	(0.3)	—	—	—	—
Loss before income taxes and minority interest in net income of consolidated subsidiary		(26.2)	(14.6)	(1.6)	(5.8)	(4.0)	5.0
Provision (benefit) for income taxes		3.0	2.1	1.2	(2.1)	2.1	3.9
Minority interest in net income of consolidated subsidiary		—	—	—	—	0.1	0.1
Net loss		$(29.2)	$(16.7)	$(2.8)	$(3.7)	$(6.2)	$1.0

Other financial data:
Net cash and cash equivalents provided by operating activities		$34.0	$33.0	$31.4	$17.4	$19.9	$12.5
Net cash and cash equivalents used in investing activities		(19.1)	(53.0)	(36.2)	(52.1)	(59.4)	(15.5)
Net cash and cash equivalents provided (used) by financing activities		(4.3)	14.3	8.4	32.5	42.6	3.0
Capital expenditures		17.4	49.4	30.1	40.9	33.9	16.1
Ratio of earnings to fixed charges(3)		0.4x	0.5x	0.9x	0.8x	0.6x	1.9x
Dividends paid		$—	$80.2	$—	$—	$—	$—

Balance sheet data (at period end):
Cash and cash equivalents		$11.6	$1.0	$6.7	$3.2	$5.4	$2.3
Working capital		(5.5)	3.8	18.3	18.9	(11.8)	10.3
Property and equipment(4)		86.2	106.2	90.2	82.3	66.9	43.9
Total assets		198.4	220.5	204.4	183.6	132.3	70.7
Total debt		337.7	352.0	249.2	236.6	117.0	58.1
Redeemable preferred stock		70.0	50.0	50.0	50.0	105.3	79.3
Accumulated deficit(5)		(258.4)	(229.2)	(194.4)	(191.6)	(121.1)	(80.1)
Total stockholders’ deficit		(258.3)	(229.1)	(132.2)	(129.4)	(111.7)	(80.1)

	Fiscal year ended December 31,
	2006	2005	2004	2003	2002	2001	2000
Operating data:
Number of centers:
Balance, beginning of period	92	94	83	76	65	42	33
Additional, de novo	3	3	11	6	4	10	5
Additional, acquired	—	1	5	1	7	13	4
Closures and sales	(5)	(6)	(5)	—	—	—	—
Balance, end of period	90	92	94	83	76	65	42

(1)          The Company previously restated its consolidated financial statements for the years ended December 31, 2003, 2002, 2001 and 2000.  For additional information regarding the restatement, refer to Note 2, “Prior Period Restatement” in the consolidated financial statements included in our 2004 Annual Report.

(2)          In adopting SFAS 142, effective January 1, 2002, we no longer amortize goodwill and CONs. There was no impairment to goodwill and CONs as a result of the impairment test performed. Amortization expense for goodwill and CONs for the years ended December 31, 2001 and 2000 was $0.9 million and $0.6 million, respectively.

(3)          Earnings consist of income before income taxes plus fixed charges. Fixed charges consist of (i) interest (ii) amortization of debt issuance costs and discount on the 117/8% Notes and (iii) an allocation of one-third of the rental expense from operating leases, which management considers as a reasonable approximation of the interest factor of operating lease payments.

(4)          Adjustments to property and equipment in connection with the restatement were as follows:

	Fiscal year ended December 31,
	2003	2002	2001	2000
Property and equipment as previously reported	$82.1	$83.7	$65.2	$43.0
Reclassification to construction-in-process from other long-term assets	6.0	—	—	—
Reclassification of leases as either capital or operating	1.2	(4.1)	1.7	—
Equipment received and not recorded, net	1.7	1.2	(0.7)	1.2
Reduction (increase) in depreciation expense	0.7	0.3	(0.1)	0.3
Write off of items disposed or improperly recorded	(0.2)	(0.4)	—	(0.7)
Cumulative effect of prior adjustments	(1.3)	1.7	0.8	—
Property and equipment as restated	$90.2	$82.4	$66.9	$43.8

During the restatement, the Company determined that it had overstated property and equipment by inappropriately capitalizing certain long-lived assets and that it had not removed all assets from its records that were sold or otherwise retired.  In addition, the Company determined that it had misclassified construction-in-process as other long-term assets.  In 2005, the Company performed a physical inventory of all technical equipment and removed all items from the fixed asset systems that could not be located.  For facilities that had moved or closed, the Company removed all assets from the fixed asset system as of the facility’s closure date.  Currently, the Company removes all assets from its fixed asset system as they are sold or otherwise retired including those related to sold or closed centers.

(5)          Adjustments to accumulated deficit in connection with the restatement were as follows:

	Fiscal year ended December 31,
	2003	2002	2001	2000
Accumulated deficit as previously reported	$(175.3)	$(180.4)	$(114.8)	$(75.9)
Understatement of allowances for contractual adjustments and doubtful accounts(a)	(8.6)	(6.7)	(4.7)	(2.4)
Property and equipment(b)	(0.2)	(0.2)	0.1	(0.4)
Accounts payable and accrued liabilities(c)	(1.1)	(0.7)	0.6	(0.8)
Accounting for leases(d)	(0.4)	(0.1)	—	(0.1)
Income tax effect of restatement adjustments(e)	2.4	2.8	1.9	(0.5)
Cumulative effect of prior adjustments	(11.2)	(6.3)	(4.2)	—
Accumulated deficit as restated	$(194.4)	$(191.6)	$(121.1)	$(80.1)

(a)          The restatement adjustments for the understatement of allowances for contractual adjustments and doubtful accounts decreased net revenues from services by $4.3 million, $3.1 million, $9.6 million and $7.1 million for the years ended December 31, 2003, 2002, 2001 and 2000, respectively.  In addition, bad debt expense increased $4.6 million and $3.6 million for the years ended December 31, 2003 and 2002, respectively, and decreased $4.9 million and $4.7 million for the years ended December 31, 2001 and 2000, respectively.

Prior to the restatement, the Company primarily relied upon a cash trend analysis to determine the allowance for contractual adjustments and doubtful accounts utilizing data consisting of gross charges, claim adjudication, bad debts, cash receipts and refunds.  The analysis contained certain errors in that the Company failed to consider certain available information and to utilize other methods to estimate the allowance for contractual adjustments and doubtful accounts.

We now estimate the allowance for contractual adjustments and doubtful accounts using analyses that include evaluations by payor class, short-term and long-term collection trends and matching of patient charges with subsequent collections and adjudication.  We also review the contractual adjustment rate reflected in the statement of operations in conjunction with the balance sheet reserve rate.  This analytic process is validated by an account liquidation analysis that quantifies the actual amount collected against accounts outstanding as of a specific date. Based upon these analyses, management estimates the anticipated collection rate for gross charges outstanding as of the balance sheet date and recognizes the required change in the allowance for contractual adjustments and doubtful accounts as a charge to gross patient revenue for the period.

(b)         The restatement adjustments related to property and equipment increased the loss on disposal of assets by $0.2 million, $0.3 million, $0.1 million and $0.7 million for the years ended December 31, 2003, 2002, 2001 and 2000, respectively.  In addition, depreciation and amortization expense decreased $0.3 million, $0.2 million, $0.2 million and $0.3 million for the years ended December31, 2003, 2002, 2001 and 2000, respectively.  Further, other expenses were increased $0.3 million and $0.1 million for the years ended December 31, 2003 and 2002, respectively.

(c)          The restatement adjustments for accounts payable and accrued expenses increased rent expense by $0.2 million, $0.1 million and $0.1 million for the years ended December 31, 2003, 2002 and 2001, respectively.  Also, employee health costs increased $0.4 million and $0.1 million for the years ended December 31, 2003 and 2002, respectively.  In addition, executive compensation increased (decreased) by $0.2 million, $0.0 million, $(0.4) million, and $0.6 million for the years ended December 31, 2003, 2002, 2001 and 2000, respectively.  Further, various other expenses increased (decreased) by $0.3 million, $0.4 million, $(0.3) million, and $0.2 million for the years ended December 31, 2003, 2002, 2001 and 2000, respectively.

During the restatement, the Company determined that it had inadequately provided for various accrued liabilities and did not accrue for certain accounts payable invoices that were unrecorded as of the respective balance sheet dates.  Currently, the Company accrues for specific expenses that are known but have not been invoiced.  In addition, analytical procedures are performed based on historical trends to ensure that all accrued liabilities are adequately provided for.  In addition, an accrual is made for accounts payable invoices received but not yet recorded.

(d)         The restatement adjustments related to accounting for leases increased (decreased) rent expense by $1.0 million, $0.6 million, $0.0 million and $(0.1) million for the years ended December 31, 2003, 2002, 2001 and 2000, respectively.  In addition, depreciation and amortization expense decreased $0.5 million and 0.4 million for the years ended December 31, 2003 and 2002, respectively.  Further, interest expense decreased $0.1 million for each of the years ended December 31, 2003 and 2002.

(e)          The restatements of pre-tax income required appropriate adjustments to the income tax provisions and the calculation of deferred income taxes based on statutory tax provisions for the years ended December 31, 2003, 2002, 2001 and 2000.